UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____

Commission file number: 001-38033

    A. Full title of plan and the address of the plan, if different from that of the issuer named below:
DXC Technology Matched Asset Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXC Technology Company
20408 Bashan Drive, Suite 231
Ashburn, Virginia 20147

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
DXC Technology Matched Asset Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of DXC Technology Matched Asset Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for plan benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

McLean, Virginia
May 21, 2026

We have served as the auditor of the Plan since 2019.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statements of Net Assets Available for Plan Benefits

	As of
	December 31, 2025	December 31, 2024
Assets:
Participant-directed investments - at fair value	2,754,446,064	2,531,202,652

Non-interest bearing cash	769,450	335,743

Receivables:
Employer contribution receivable	20,059,717	21,570,341
Notes receivable from participants	17,565,624	18,284,927
Accrued investment income	769,227	890,621
Unsettled trade receivables	851,848	10,631,423
Total receivables	39,246,416	51,377,312
Total assets	2,794,461,930	2,582,915,707

Liabilities:
Accrued expenses	695,046	738,005
Unsettled trade payables	3,593,412	9,395,629
Total liabilities	4,288,458	10,133,634
Net assets available for plan benefits	2,790,173,472	2,572,782,073

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2025
Investment income:
Net appreciation in fair value of investments	369,921,795
Interest and Dividends	12,752,530
Total investment income	382,674,325

Interest income on notes receivable from participants	1,461,075

Additions:
Participant contributions	79,993,836
Employer contributions	20,358,031
Rollover contributions	11,037,316
Total additions	111,389,183

Net additions	495,524,583

Deductions:
Distributions to participants	336,646,514
Administrative expenses	1,446,432
Total deductions	338,092,946

Increase in Net Assets Before Plan Transfer	157,431,637

Transfer in (Note 1)	59,959,762

Increase in Net Assets	217,391,399

Net assets available for benefits:
Beginning of year	2,572,782,073
End of year	2,790,173,472

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Notes to Financial Statements

Note 1 - Description of the Plan

The following brief description of the DXC Technology Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. DXC Technology Company ("DXC"), its subsidiaries, and those joint ventures and partnerships over which DXC exercises control and that participate in the Plan are hereafter collectively referred to as "DXC" or the "Company." The joint ventures and partnerships participating in the Plan are hereafter referred to as a “Participating Employer”.
The Plan is a qualified defined contribution plan under the Internal Revenue Code, as amended (the "Code"), Section 401(a). Effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company established the DXC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of four members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the Plan. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a Participating Employer, and who receives a stated compensation in respect of employment on the U.S. payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on a pre-tax or Roth basis on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit on a pre-tax or Roth basis. For the 2025 plan year, eligible participants age 50 and over may make catch-up contributions up to the IRS limit of $7,500, and participants age 60 through 63 may make enhanced “super catch-up” contributions up to $11,250. These super catch-up amounts are in addition to the regular elective deferral limit for 2025.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Contributions for those automatically enrolled in the Plan increase by 1% each year up to a maximum percentage specified by the Company.
Effective October 8, 2025, participants are permitted to make voluntary after-tax contributions to the Plan in whole number increments from 1% to 25% of eligible compensation, not to exceed applicable limits as determined by the plan administrator in its discretion from time to time for certain highly compensated employees. Participants who elect to make after-tax contributions remain subject to any additional limits applicable under the Plan and the Code.

The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Company match earned for all participants that are in the standard match is posted to participant accounts in January of the following year. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. Retired or deceased employees receive their contribution as soon as administratively feasible. The few select participants that receive a match during the year include collectively bargained employees, Swiss Re and service contract employees. Participants should refer to the Plan document for more information about the aforementioned groups. Participants whose employment with their employer ceases at any time in December as a result of a workforce reduction will be considered to have been employed on December 31 for this purpose and will remain eligible for a matching contribution.
Additional profit-sharing amounts may be contributed at the discretion of the Company’s board of directors. A Participating Employer may make annual discretionary employer contributions for each Participating Employer's fiscal year. During the year-ended December 31, 2025, there were no discretionary contributions made to the Plan.

DXC acquired Luxoft Holding, Inc. on June 14, 2019. Luxoft USA, Inc., a subsidiary of Luxoft Holding, Inc. sponsored and maintained a qualified retirement plan under the Code, the Luxoft 401(k) Plan, through December 31, 2025. Effective December 31, 2025, the Luxoft 401(k) Plan was merged into the Plan. As a result, the Luxoft 401(k) Plan’s net assets available for benefits totaling $59,959,762 was transferred into the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan.

Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.
The majority of participants have a 100% vested interest in the Company’s matching contributions after achieving one full year of service. For a few selected groups of participants, vesting in his or her Company's matching contributions is equal to 25% after completing two full years of service and increasing by 25% for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability.
Any nonvested portion of the Company's matching contributions will be forfeited at the earlier of five one-year consecutive breaks in service, or upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $278,975 and $184,228 as of December 31, 2025 and 2024, respectively. During 2025, employer contributions attributable to the year ended December 31, 2024 were reduced by $184,228. During 2026, employer contributions were reduced by $278,975 from forfeited nonvested accounts to fund contributions related to plan year 2025.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2) years. The rules of payment of a participant's distributable benefit depend upon the age of, and number of years of service completed by, the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant. Additionally, if a participant is at least age fifty-nine and one-half years, they may make one in-service withdrawal per 12-month period for any vested amount for any reason without penalty or account suspension.
Administrative Expenses - Certain administrative expenses are paid by DXC, as provided in the Plan document. Participants pay quarterly administrative costs of $11.25 for maintaining an account in the Plan. Additionally, participants also pay fees for loans and qualified domestic relation orders. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on management’s knowledge of historical information and current events, and expectations about actions that the Company may undertake in the future. Actual results could differ materially from those estimates. In the opinion of Company management, the accompanying consolidated financial statements contain all adjustments necessary, including those of a normal recurring nature, to fairly present the financial statements.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Securities of international companies involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
The Plan's investment in the following funds accounted for greater than 10% of total investments as of December 31, 2025 and 2024:

	2025	2024
SSGA GLOBAL ALL CAP INDEX LENDING	19%	19%
TARGET SERIES RETIREMENT 2025	*—	11%
TARGET SERIES RETIREMENT 2030	13%	13%
TARGET SERIES RETIREMENT 2035	11%	*—
*This fund is not greater than 10% of the total investments.

Valuation of Investment Securities and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 - Fair Value Measurements).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $399,671 and $443,149 at December 31, 2025 and 2024, respectively.

Note 3 - Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a determination letter dated May 5, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List ("List") for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been subsequently amended since the date of the most recent determination letter, however, the Plan administrator and tax counsel believe that the Plan and related trust are currently designed, have been amended, and are being operated in compliance with applicable requirements of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.
Note 4 - Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The objective of a fair value measurement is to estimate the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Such transactions to sell an asset or transfer a liability are assumed to occur in the principal market for that asset or liability, or in the absence of the principal market, the most advantageous market.

Assets and liabilities subject to fair value measurement disclosures are required to be classified according to a three-level fair value hierarchy with respect to the inputs used to determine fair value. The level in which an asset or liability is disclosed within the fair value hierarchy is based on the lowest level input that is significant to the related fair value measurement in its entirety. The levels of input are defined as follows:

Level 1:	Quoted prices unadjusted for identical assets or liabilities in an active market.
Level 2:
Quoted prices for similar assets or liabilities in an active market, quoted prices for identical similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
DXC Technology Stock Fund - A unitized stock fund operates similarly to a mutual fund, in that they are composed of stock, and a small percentage of short-term interest-bearing vehicle valued at cost plus accrued interest. The inclusion of short-term interest-bearing vehicle provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the NAV, which is the value of the underlying common stock and the cash piece held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will, as a rule, be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund (in this case, stock and short-term interest-bearing vehicle) are generally considered separately as individual investments for financial statement reporting purposes.

Self-directed brokerage account - Primarily includes a variety of mutual funds and common stocks.
Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Separately Managed Accounts - A portfolio of individual securities (common stocks, U.S. treasuries, U.S. government agencies, State and local obligations, Non-U.S. government funds, agency mortgage backed securities, asset and other mortgage backed securities, corporate bonds, short term investment funds) that is managed on the participant's behalf. The Plan directly owns the individual securities instead of pooling participant's assets with other investors. The individual assets of a separately managed account/fund are held in the name of the Plan (the Plan owns the underlying securities) and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.

The Plan's separately managed accounts that are available as investment options for plan participants are:
a.DXC Technology Stock Fund (DXC Technology Common Stock)
b.BlackRock Core Bond Portfolio (Diversified Bond Option)
c.Tremblant Managed Separate Account (Strategic Equity Option)

U.S. treasuries, U.S. government agencies, Non-U.S. government funds - Valued using pricing models maximizing the use of observable inputs for similar securities.
State and local obligations, agency mortgage backed securities, asset and other mortgage backed securities, corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available.
Short term investment funds - The short-term investment funds are not exchange-traded funds, however, the price per unit are published and represent the actual price at which the units held in the funds can be bought or sold.
Commingled funds - Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner. The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.
The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2025 was as follows:

	As of December 31, 2025
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	28,025,069	—	—	28,025,069
Short term investment fund		265,952	—	265,952

Self-directed brokerage	89,316,104	—	—	89,316,104

Mutual Funds	16,070,799	—	—	16,070,799

Separately managed accounts:
International common stocks	3,733,965	—	—	3,733,965
U.S. common stocks	55,701,458	—	—	55,701,458
U.S. treasuries	—	10,395,154	—	10,395,154
U.S. government agencies	—	2,037,386	—	2,037,386
State and local obligations	—	27,498	—	27,498
Non-U.S. government funds	—	615,129	—	615,129
Agency mortgage backed securities	—	6,492,502	—	6,492,502
Asset and other mortgage backed securities	—	4,142,794	—	4,142,794
Corporate bonds	—	6,329,051	—	6,329,051
Short term investment fund	—	3,980,461	—	3,980,461

Short-term investment fund		157,224,916	—	157,224,916

Total assets in the fair value hierarchy	192,847,395	191,510,843	—	384,358,238

Investments measured at NAV
Commingled funds				2,370,087,826
Total investments				2,754,446,064

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2024 was as follows:

	As of December 31, 2024
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	42,136,501	—	—	42,136,501
Short term investment fund	—	443,489	—	443,489

Self-directed brokerage	77,407,332	—	—	77,407,332

Mutual Funds	16,297,856	—	—	16,297,856

Separately managed accounts:
International common stocks	7,408,769	—	—	7,408,769
U.S. common stocks	53,285,598	—	—	53,285,598
U.S. treasuries	—	10,237,536	—	10,237,536
U.S. government agencies	—	3,027,937	—	3,027,937
State and local obligations	—	26,535	—	26,535
Non-U.S. government funds	—	402,898	—	402,898
Agency mortgage backed securities	—	7,353,885	—	7,353,885
Asset and other mortgage backed securities	—	2,536,053	—	2,536,053
Corporate bonds	—	7,428,974	—	7,428,974
Short term investment fund	—	152,083	—	152,083

Short-term investment fund	—	161,399,443	—	161,399,443

Total assets in the fair value hierarchy	196,536,056	193,008,833	—	389,544,889

Investments measured at NAV
Commingled funds				2,141,657,763
Total investments				2,531,202,652

Note 5 - Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal on the last business day of the calendar month prior to the loan plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.

Loan amounts are taken from the participants' accounts, prorated from sources and funds based on their balances at the time. Both loan principal and interest repayments are invested to sources in the same order in which the loan was withdrawn and to funds according to the participant's current investment fund elections. Principal and interest are paid ratably through payroll deductions.

Note 6 - Exempt Party-in-Interest Transactions

Certain investment funds are managed by the trustee and its affiliate, therefore these transactions qualify as exempt party-in-interest transactions. All trustee fees associated with the short-term investment fund managed by the trustee were paid through the trust for the year ended December 31, 2025. During the year ended December 31, 2025, the Plan expensed $160,253 for fund manager fees.
Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees paid by the Plan to certain investment managers qualify as party-in-interest transactions. These expenses are reflected in the financial statements as a reduction of the return on the Plan's investments.
The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest investments.
At December 31, 2025 and 2024, the Plan held 1,912,974 and 2,108,934 shares, respectively, of DXC Technology common stock with a cost basis of $69,210,639 and $76,698,953, respectively. During the year ended December 31, 2025, the Plan purchased $405,595 and sold $7,893,909 of these shares.
Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2025	2024
Net assets available for benefits per the financial statements	2,790,173,472	2,572,782,073
Amounts allocated to withdrawing participants	(399,671)	(443,149)
Net assets available for benefits per Form 5500	2,789,773,801	2,572,338,924
The following is a reconciliation of the net increase in net assets before transfer per the financial statements to the Form 5500 for the year ended December 31, 2025:

2025
Increase in Net Assets Before Plan Transfer per the financial statements	157,431,637
Distributions allocated to withdrawing participants at end of year	(399,671)
Distributions allocated to withdrawing participants at start of year	443,149
Net income per Form 5500	157,475,115

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2025:

2025
Distributions to participants per the financial statements	336,646,514
Amounts allocated to withdrawing participants at end of year	399,671
Amounts allocated to withdrawing participants at start of year	(443,149)
Total benefit payments per the Form 5500	336,603,036

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

Note 8 - Subsequent Events

Subsequent events are evaluated through May 21, 2026, the date the financial statements are issued. DXC acquired Argo Design LLC in 2018. Argo Design LLC sponsored and maintained a qualified retirement plan under the Code, the Argodesign 401(k) Plan. In April 2026, the Argodesign 401(k) Plan was merged into the Plan and its net assets available for benefits was transferred into the Plan. There are no other subsequent events that require disclosure.

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	State Street Global Advisor	Short Term Investment Fund		157,224,916
	Brown Brothers Harriman & Company	Short Term Investment Fund		3,980,461

*	DXC Technology Co.	Common Stock		28,025,069
*	Fidelity Investment	Short Term Investment Fund		265,952

	PIMCO	PIMCO ALL ASSET		16,070,799

*	DXC Technology Co	Participant loans – interest rates range from 4.25% to 9.5%; maturing through 2040.		17,565,624

	BlackRock	BLACKROCK GLOBAL ALLOCATION		16,907,034
	Mellon Bank N.A.	NEWTON GLOBAL REAL RETURN FUND		17,403,602
	JP Morgan	DIVERSIFIED COMMERCIAL PROP		6,900,955
*	Fidelity	FIAM SELECT GLOBAL CIT		62,813,055
	JENNISON GLOBAL OPP FUND	PRUDENTIAL TR CO COLLECTIVE T		60,862,668
	State Street Global Advisor	SSGA GLOBAL ALL CAP INDEX LENDING		524,565,513
	State Street Global Advisor	SSGA US INFL PRO BD II		10,211,827

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	State Street Global Advisor	SSGA RETIREMENT INCOME				170,094,577
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL				259,427,415
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL				352,953,551
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL				293,826,022
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL				194,275,454
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL				118,346,571
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL				89,764,393
	State Street Global Advisor	SSGA TARGET RETIREMENT 2055 SL				38,678,077
	State Street Global Advisor	SSGA TARGET RETIREMENT 2060 SL				33,230,628
	State Street Global Advisor	SSGA TARGET RETIREMENT 2065 SL				12,059,542
	State Street Global Advisor	SSGA TARGET RETIREMENT 2070 SL				126,562
	Loomis Sayles	CORE PLUS FULL DISCRETION CIT CLASS D				22,873,697
	Fidelity	FIAM CORE PLUS COMMINGLED POOL CLASS J				22,836,978
	State Street Global Advisor	SS U.S. Total Market Index Strategy				55,806,960
	STATE STREET BANK & TRUST CO	SS GACEQ EXUS IDX II				6,122,745
					Total Commingled Funds	2,370,087,826

	ABBVIE INC	Corporate Bonds	5.50%	3/15/2064		19,417
	ADVANCED MICRO DEVICES INC	Corporate Bonds	4.39%	6/1/2052		10,153

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AEP TEXAS INC	Corporate Bonds	5.70%	5/15/2034		10,423
	AEP TRANSMISSION CO LLC	Corporate Bonds	3.15%	9/15/2049		19,604
	AEP TRANSMISSION CO LLC	Corporate Bonds	4.50%	6/15/2052		24,583
	AEP TRANSMISSION CO LLC	Corporate Bonds	5.15%	4/1/2034		12,234
	AEP TRANSMISSION CO LLC	Corporate Bonds	5.38%	6/15/2035		5,157
	ALABAMA POWER CO	Corporate Bonds	3.45%	10/1/2049		9,957
	ALPHABET INC	Corporate Bonds	4.10%	11/15/2030		34,104
	ALPHABET INC	Corporate Bonds	5.70%	11/15/2075		36,417
	ALTRIA GROUP INC	Corporate Bonds	3.70%	2/4/2051		15,546
	ALTRIA GROUP INC	Corporate Bonds	3.88%	9/16/2046		10,522
	ALTRIA GROUP INC	Corporate Bonds	4.45%	5/6/2050		10,420
	ALTRIA GROUP INC	Corporate Bonds	5.25%	8/6/2035		10,124
	ALTRIA GROUP INC	Corporate Bonds	5.63%	2/6/2035		10,397
	AMAZON.COM IN	Corporate Bonds	3.95%	4/13/2052		21,072
	AMAZON.COM IN	Corporate Bonds	4.65%	11/20/2035		39,838
	AMAZON.COM IN	Corporate Bonds	5.55%	11/20/2065		19,400
	AMERICAN TOWER CORP	Corporate Bonds	2.70%	4/15/2031		27,546
	AMGEN INC	Corporate Bonds	4.20%	2/22/2052		25,385
	AMGEN INC	Corporate Bonds	5.75%	3/2/2063		81,957

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	APPALACHIAN POWER CO	Corporate Bonds	4.50%	3/1/2049		2,458
	APPLE INC	Corporate Bonds	2.65%	2/8/2051		7,418
	APPLOVIN CORP	Corporate Bonds	5.13%	12/1/2029		30,772
	APPLOVIN CORP	Corporate Bonds	5.38%	12/1/2031		32,146
	APPLOVIN CORP	Corporate Bonds	5.50%	12/1/2034		6,165
	APPLOVIN CORP	Corporate Bonds	5.95%	12/1/2054		9,904
	AS MILEAGE PLAN IP LTD	Corporate Bonds	5.31%	10/20/2031		2,018
	AT&T INC	Corporate Bonds	3.50%	2/1/2061		5,102
	AT&T INC	Corporate Bonds	3.50%	9/15/2053		9,369
	AT&T INC	Corporate Bonds	3.55%	9/15/2055		33,948
	AT&T INC	Corporate Bonds	3.65%	9/15/2059		91,005
	AT&T INC	Corporate Bonds	3.80%	12/1/2057		24,762
	AT&T INC	Corporate Bonds	3.85%	6/1/2060		26,071
	AT&T INC	Corporate Bonds	4.50%	3/9/2048		14,862
	AT&T INC	Corporate Bonds	5.15%	2/15/2050		10,766
	AT&T INC	Corporate Bonds	5.65%	2/15/2047		8,047
	AT&T INC	Corporate Bonds	5.70%	3/1/2057		16,291
	AT&T INC	Corporate Bonds	6.05%	8/15/2056		21,123
	BANK OF AMERICA CORPORATION	Corporate Bonds	2.97%	2/4/2033		37,495

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BANK OF AMERICA CORPORATION	Corporate Bonds	2.97%	7/21/2052		26,865
	BANK OF AMERICA CORPORATION	Corporate Bonds	3.71%	4/24/2028		14,932
	BANK OF AMERICA CORPORATION	Corporate Bonds	5.16%	1/24/2031		20,647
	BANK OF AMERICA CORPORATION	Corporate Bonds	5.20%	4/25/2029		32,819
	BAT CAPITAL CORP	Corporate Bonds	4.54%	8/15/2047		18,250
	BAT CAPITAL CORP	Corporate Bonds	4.63%	3/22/2033		14,914
	BAT CAPITAL CORP	Corporate Bonds	5.28%	4/2/2050		21,642
	BAT CAPITAL CORP	Corporate Bonds	7.08%	8/2/2053		20,408
	BEIGNET INVESTOR LLC	Corporate Bonds	6.58%	5/30/2049		111,988
	BP CAP MARKETS AMERICA INC	Corporate Bonds	3.38%	2/8/2061		18,278
	BROADCOM INC	Corporate Bonds	3.42%	4/15/2033		8,331
	BROADCOM INC	Corporate Bonds	3.47%	4/15/2034		11,854
	BROADCOM INC	Corporate Bonds	4.30%	11/15/2032		12,823
	BROADCOM INC	Corporate Bonds	4.90%	2/15/2038		14,705
	BROADCOM INC	Corporate Bonds	5.05%	7/12/2029		22,651
	BROADCOM INC	Corporate Bonds	5.15%	11/15/2031		35,273
	CAMERON LNG LLC	Corporate Bonds	3.40%	1/15/2038		45,140
	CAPITAL ONE FIN CORP	Corporate Bonds	6.18%	1/30/2036		5,219
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	3.85%	4/1/2061		19,069

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	3.95%	6/30/2062		86,047
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	3.70%	4/1/2051		1,259
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	3.90%	6/1/2052		21,944
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	4.40%	12/1/2061		8,502
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	3.50%	3/1/2042		1,387
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	4.80%	3/1/2050		3,005
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	5.25%	4/1/2053		2,372
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	5.75%	4/1/2048		2,559
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	6.55%	6/1/2034		18,932
	CHENIERE ENERGY INC	Corporate Bonds	5.65%	4/15/2034		25,934
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	4.50%	10/1/2029		9,019
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	4.00%	3/1/2031		17,528
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	5.95%	6/30/2033		18,026
	CITIGROUP INC	Corporate Bonds	2.56%	5/1/2032		14,520
	CITIGROUP INC	Corporate Bonds	2.57%	6/3/2031		7,412
	CITIGROUP INC	Corporate Bonds	3.79%	3/17/2033		12,395
	CITIGROUP INC	Corporate Bonds	4.50%	9/11/2031		20,062
	CITIGROUP INC	Corporate Bonds	4.64%	5/7/2028		35,284
	CITIGROUP INC	Corporate Bonds	5.17%	2/13/2030		15,392

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CITIGROUP INC	Corporate Bonds	5.45%	6/11/2035		27,961
	COMMONSPIRIT HEALTH	Corporate Bonds	2.78%	10/1/2030		23,265
	COMMONSPIRIT HEALTH	Corporate Bonds	3.82%	10/1/2049		7,487
	COREWELL HEALTH OBLIGATED GROUP	Corporate Bonds	3.49%	7/15/2049		28,694
	CROWN CASTLE INC	Corporate Bonds	2.10%	4/1/2031		21,181
	DELL	Corporate Bonds	4.50%	2/15/2031		31,954
	DEVON ENERGY CORP NEW	Corporate Bonds	4.50%	1/15/2030		24,068
	DIAMONDBACK ENERGY INC	Corporate Bonds	3.13%	3/24/2031		170,063
	DIAMONDBACK ENERGY INC	Corporate Bonds	3.50%	12/1/2029		284,233
	DOMINION ENERGY INC	Corporate Bonds	4.60%	3/15/2049		4,998
	DOMINION ENERGY INC	Corporate Bonds	5.45%	3/15/2035		20,489
	DOMINION ENERGY INC	Corporate Bonds	6.63%	5/15/2055		10,305
	DOMINION ENERGY INC	Corporate Bonds	7.00%	6/1/2054		3,248
	DOMINION ENERGY SOUTH CAROLINA INC	Corporate Bonds	6.25%	10/15/2053		4,303
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.20%	8/15/2049		12,295
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.45%	4/15/2051		4,964
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.55%	3/15/2052		4,311
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.70%	12/1/2047		5,285
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.95%	3/15/2048		5,544

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	4.85%	1/15/2034		19,233
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	5.35%	1/15/2053		1,919
	DUKE ENERGY CORP NEW	Corporate Bonds	3.95%	8/15/2047		15,402
	DUKE ENERGY CORP NEW	Corporate Bonds	5.80%	6/15/2054		7,910
	DUKE ENERGY CORP NEW	Corporate Bonds	5.00%	8/15/2052		20,305
	DUKE ENERGY FLORIDA LLC	Corporate Bonds	3.40%	10/1/2046		6,565
	DUKE ENERGY FLORIDA LLC	Corporate Bonds	4.20%	7/15/2048		6,502
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	2.90%	8/15/2051		20,766
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	4.10%	5/15/2042		5,951
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	4.00%	4/1/2052		7,752
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	5.05%	3/15/2035		10,168
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	6.30%	4/1/2038		4,436
	EASTERN ENERGY GAS HOLDINGS LLC	Corporate Bonds	5.65%	10/15/2054		4,837
	ELEVANCE HEALTH INC	Corporate Bonds	3.60%	3/15/2051		3,560
	ELEVANCE HEALTH INC	Corporate Bonds	4.55%	3/1/2048		850
	ELI LILLY & CO	Corporate Bonds	5.20%	8/14/2064		4,705
	ENERGY TRANSFER LP	Corporate Bonds	5.95%	5/15/2054		10,424
	ENERGY TRANSFER LP	Corporate Bonds	5.00%	5/15/2050		28,446
	ENERGY TRANSFER LP	Corporate Bonds	6.25%	4/15/2049		4,949

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	ENERGY TRANSFER LP	Corporate Bonds	8.25%	11/15/2029		42,822
	ENTERGY MISSISSIPPI LLC	Corporate Bonds	5.80%	4/15/2055		2,012
	EQT CORP	Corporate Bonds	3.90%	10/1/2027		31,854
	EQT CORP	Corporate Bonds	4.50%	1/15/2029		34,080
	EQT CORP	Corporate Bonds	4.75%	1/15/2031		15,098
	EQT CORP	Corporate Bonds	5.00%	1/15/2029		2,026
	EQT CORP	Corporate Bonds	6.50%	7/1/2027		20,386
	EQT CORP	Corporate Bonds	7.50%	6/1/2030		12,100
	EQT CORP STEP	Corporate Bonds	VAR	2/1/2030		4,345
	EQUINIX INC	Corporate Bonds	2.50%	5/15/2031		55,204
	EXPAND ENERGY CORP	Corporate Bonds	5.38%	3/15/2030		10,136
	EXXON MOBIL CORP	Corporate Bonds	3.45%	4/15/2051		7,888
	EXXON MOBIL CORP	Corporate Bonds	3.57%	3/6/2045		5,478
	EXXON MOBIL CORP	Corporate Bonds	4.33%	3/19/2050		13,411
	FIRSTENERGY CORP	Corporate Bonds	2.65%	3/1/2030		1,865
	FIRSTENERGY CORP	Corporate Bonds	3.40%	3/1/2050		15,864
	FIRSTENERGY CORP STEP	Corporate Bonds	VAR	7/15/2047		13,205
	FIRSTENERGY TRANSMISSION LLC	Corporate Bonds	4.55%	4/1/2049		21,236
	FIRSTENERGY TRANSMISSION LLC	Corporate Bonds	4.75%	1/15/2033		24,992

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FIRSTENERGY TRANSMISSION LLC	Corporate Bonds	5.00%	1/15/2035		56,111
	FLORIDA PWR & LT CO	Corporate Bonds	3.15%	10/1/2049		11,642
	FLORIDA PWR & LT CO	Corporate Bonds	3.70%	12/1/2047		5,383
	FLORIDA PWR & LT CO	Corporate Bonds	3.99%	3/1/2049		18,256
	FLORIDA PWR & LT CO	Corporate Bonds	4.13%	6/1/2048		10,594
	FRANCISCAN MISSIONARIES OF OUR LADY HEALT	Corporate Bonds	VAR	7/1/2049		22,792
	GATX CORP	Corporate Bonds	6.05%	6/5/2054		3,037
	GENERAL MOTORS CO	Corporate Bonds	5.35%	4/15/2028		25,609
	GEORGIA POWER CO	Corporate Bonds	4.95%	5/17/2033		35,685
	GLP CAP LP	Corporate Bonds	3.25%	1/15/2032		48,857
	GLP CAP LP	Corporate Bonds	4.00%	1/15/2031		7,663
	GLP CAP LP	Corporate Bonds	4.00%	1/15/2030		39,859
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	2.91%	7/21/2042		1,467
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	3.10%	2/24/2033		9,212
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	3.21%	4/22/2042		4,636
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	3.80%	3/15/2030		29,526
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	4.41%	4/23/2039		10,163
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	4.69%	10/23/2030		5,068
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	4.94%	4/23/2028		65,742

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	5.05%	7/23/2030		129,101
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	5.33%	7/23/2035		69,867
	HCA INC	Corporate Bonds	3.50%	7/15/2051		49,480
	HCA INC	Corporate Bonds	3.50%	9/1/2030		43,275
	HCA INC	Corporate Bonds	4.60%	11/15/2032		39,638
	HOAG MEMORIAL HOSPITAL PRESBYTERIAN	Corporate Bonds	3.80%	7/15/2052		5,302
	HOME DEPOT INC	Corporate Bonds	5.40%	6/25/2064		4,778
	JOHNSONVILLE AERODERIVATIVE COMBUSTION TU	Corporate Bonds	5.08%	10/1/2054		10,435
	JPMORGAN CHASE & CO	Corporate Bonds	1.95%	2/4/2032		95,412
	JPMORGAN CHASE & CO	Corporate Bonds	3.11%	4/22/2051		4,075
	JPMORGAN CHASE & CO	Corporate Bonds	3.33%	4/22/2052		7,089
	JPMORGAN CHASE & CO	Corporate Bonds	5.00%	7/22/2030		248,446
	JPMORGAN CHASE & CO	Corporate Bonds	5.14%	1/24/2031		15,504
	JPMORGAN CHASE & CO	Corporate Bonds	5.29%	7/22/2035		15,475
	KINDER MORGAN INC DEL	Corporate Bonds	5.30%	12/1/2034		8,155
	KLA CORP	Corporate Bonds	5.25%	7/15/2062		16,707
	L3HARRIS TECHNOLOGIES INC	Corporate Bonds	5.60%	7/31/2053		2,976
	LOCKHEED MARTIN CORP	Corporate Bonds	3.80%	3/1/2045		4,010
	MARSH & MCLENNAN COS INC	Corporate Bonds	5.45%	3/15/2054		17,431

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	MASSACHUSETTS INSTITUTE OF TECHNOLOGY	Corporate Bonds	4.68%	7/1/2114		62,076
	MASSACHUSETTS INSTITUTE OF TECHNOLOGY	Corporate Bonds	5.62%	6/1/2055		5,131
	META PLATFORMS INC	Corporate Bonds	4.65%	8/15/2062		24,233
	META PLATFORMS INC	Corporate Bonds	5.55%	8/15/2064		55,656
	META PLATFORMS INC	Corporate Bonds	5.75%	5/15/2063		74,911
	MICROSOFT CORP	Corporate Bonds	2.92%	3/17/2052		18,996
	MIDAMERICAN ENERGY CO	Corporate Bonds	3.95%	8/1/2047		11,874
	MIDAMERICAN ENERGY CO	Corporate Bonds	5.30%	2/1/2055		51,163
	MORGAN STANLEY	Corporate Bonds	1.79%	2/13/2032		72,017
	MORGAN STANLEY	Corporate Bonds	2.51%	10/20/2032		34,977
	MORGAN STANLEY	Corporate Bonds	2.94%	1/21/2033		9,127
	MORGAN STANLEY	Corporate Bonds	4.13%	10/18/2029		29,990
	MORGAN STANLEY	Corporate Bonds	5.04%	7/19/2030		349,623
	MORGAN STANLEY	Corporate Bonds	5.32%	7/19/2035		103,970
	MORGAN STANLEY	Corporate Bonds	6.41%	11/1/2029		9,539
	MOUNT NITTANY MEDICAL CENTER OBLIGATED GR	Corporate Bonds	3.80%	11/15/2052		12,643
	NEXTERA ENERGY CAP HLDGS INC	Corporate Bonds	4.69%	9/1/2027		15,178
	NISOURCE INC	Corporate Bonds	1.70%	2/15/2031		4,388
	NISOURCE INC	Corporate Bonds	3.60%	5/1/2030		6,801

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	NISOURCE INC	Corporate Bonds	5.25%	3/30/2028		17,429
	NNN REIT INC	Corporate Bonds	3.10%	4/15/2050		12,932
	NORTHERN STATES POWER CO (MN)	Corporate Bonds	2.60%	6/1/2051		3,054
	NORTHERN STATES POWER CO (MN)	Corporate Bonds	2.90%	3/1/2050		2,622
	NORTHROP GRUMMAN CORP	Corporate Bonds	4.03%	10/15/2047		18,475
	NORTHWEST FLA TIMBER FIN LLC	Corporate Bonds	4.75%	3/4/2029		97,345
	OHIO EDISON CO	Corporate Bonds	4.95%	12/15/2029		15,339
	OHIO POWER CO	Corporate Bonds	4.00%	6/1/2049		10,756
	ONE GAS INC	Corporate Bonds	2.00%	5/15/2030		7,318
	ONEOK INC	Corporate Bonds	5.65%	9/1/2034		2,067
	ORACLE CORP	Corporate Bonds	3.60%	4/1/2050		9,344
	ORACLE CORP	Corporate Bonds	3.85%	4/1/2060		12,832
	ORACLE CORP	Corporate Bonds	3.95%	3/25/2051		5,922
	ORACLE CORP	Corporate Bonds	4.38%	5/15/2055		11,741
	ORACLE CORP	Corporate Bonds	5.95%	9/26/2055		50,503
	ORACLE CORP	Corporate Bonds	6.10%	9/26/2065		7,056
	ORACLE CORP	Corporate Bonds	6.13%	8/3/2065		7,970
	ORACLE CORP	Corporate Bonds	6.90%	11/9/2052		1,976
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	3.50%	8/1/2050		15,509

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	3.75%	8/15/2042		1,513
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	4.50%	7/1/2040		4,357
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	4.95%	7/1/2050		10,988
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	5.25%	3/1/2052		1,744
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	5.80%	5/15/2034		35,311
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	5.90%	10/1/2054		9,584
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	6.10%	10/15/2055		33,367
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	6.15%	1/15/2033		8,489
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	6.95%	3/15/2034		11,121
	PARAMOUNT GLOBAL	Corporate Bonds	4.90%	8/15/2044		3,588
	PARAMOUNT GLOBAL	Corporate Bonds	5.25%	4/1/2044		5,284
	PAYCHEX INC	Corporate Bonds	5.60%	4/15/2035		15,709
	PECO ENERGY COMPANY	Corporate Bonds	3.05%	3/15/2051		11,088
	PECO ENERGY COMPANY	Corporate Bonds	3.00%	9/15/2049		3,938
	PORSCHE FINL AUTO SECURITIZATION TR 2023	Corporate Bonds	4.13%	12/15/2046		9,075
	PFIZER INC	Corporate Bonds	4.20%	9/15/2048		12,345
	PIEDMONT NATURAL GAS CO	Corporate Bonds	2.50%	3/15/2031		10,008
	PINNACLE WEST CAPITAL CORP	Corporate Bonds	5.15%	5/15/2030		10,304
	PPL CAP FDG INC	Corporate Bonds	5.25%	9/1/2034		3,072

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	PUBLIC SERVICE ELECTRIC AND GAS CO	Corporate Bonds	2.05%	8/1/2050		7,019
	PUBLIC SERVICE ELECTRIC AND GAS CO	Corporate Bonds	3.15%	1/1/2050		2,041
	ROYAL CARIBBEAN CRUISES LTD	Corporate Bonds	5.38%	1/15/2036		10,042
	RTX CORP	Corporate Bonds	2.82%	9/1/2051		6,237
	RTX CORP	Corporate Bonds	3.75%	11/1/2046		16,273
	RTX CORP	Corporate Bonds	4.20%	12/15/2044		24,823
	RTX CORP	Corporate Bonds	6.10%	3/15/2034		19,694
	SABINE PASS LIQUEFACTION LLC	Corporate Bonds	5.90%	9/15/2037		10,215
	SHIRE ACQ INV IRELAND DA	Corporate Bonds	3.20%	9/23/2026		2,982
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	4.88%	3/1/2049		5,031
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	5.45%	6/1/2052		5,390
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	5.70%	3/1/2053		4,640
	SOUTHERN COMPANY	Corporate Bonds	4.85%	3/15/2035		35,557
	SPIRE MISSOURI INC	Corporate Bonds	4.80%	2/15/2033		4,023
	STORE CAPITAL LLC	Corporate Bonds	5.40%	4/30/2030		14,261
	SYNCHRONY FINANCIAL	Corporate Bonds	2.88%	10/28/2031		1,794
	SYNCHRONY FINANCIAL	Corporate Bonds	3.95%	12/1/2027		9,952
	SYNCHRONY FINANCIAL	Corporate Bonds	5.15%	3/19/2029		16,215
	SYNCHRONY FINANCIAL	Corporate Bonds	5.45%	3/6/2031		9,228

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	SYNCHRONY FINANCIAL	Corporate Bonds	5.94%	8/2/2030		15,633
	T-MOBILE USA INC	Corporate Bonds	5.13%	5/15/2032		6,174
	T-MOBILE USA INC	Corporate Bonds	5.20%	1/15/2033		34,061
	T-MOBILE USA INC	Corporate Bonds	5.80%	9/15/2062		9,843
	TARGA RES CORP	Corporate Bonds	6.15%	3/1/2029		5,264
	TARGA RES P	Corporate Bonds	4.88%	2/1/2031		36,220
	TEXAS INSTRUMENTS INC	Corporate Bonds	5.05%	5/18/2063		8,045
	TEXAS INSTRUMENTS INC	Corporate Bonds	5.15%	2/8/2054		4,712
	TEXTRON INC	Corporate Bonds	3.90%	9/17/2029		3,937
	TOYOTA MOTOR CREDIT CORP	Corporate Bonds	4.55%	8/9/2029		26,422
	UBER TECHNOLOGIES INC	Corporate Bonds	5.35%	9/15/2054		9,537
	UNION PACIFIC CORP	Corporate Bonds	3.35%	8/15/2046		3,629
	UNION PACIFIC CORP	Corporate Bonds	4.50%	9/10/2048		12,866
	UNION PACIFIC CORP	Corporate Bonds	4.00%	4/15/2047		4,004
	UNITED AIRLINES 2019-1 CLASS AA PASS THRO	Corporate Bonds	4.15%	2/25/2033		18,689
	UNITED AIRLINES 2024-1 CLASS A PASS THROU	Corporate Bonds	5.88%	8/15/2038		357
	VERIZON COMMUNICATIONS INC	Corporate Bonds	4.40%	11/1/2034		23,156
	VERIZON COMMUNICATIONS INC	Corporate Bonds	4.50%	8/10/2033		9,842
	VERIZON COMMUNICATIONS INC	Corporate Bonds	5.88%	11/30/2055		25,688

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	VERIZON COMMUNICATIONS INC	Corporate Bonds	6.00%	11/30/2065		20,726
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate Bonds	5.75%	2/1/2027		79,887
	VIPER ENERGY PARTNERS LLC	Corporate Bonds	4.90%	8/1/2030		10,115
	VIPER ENERGY PARTNERS LLC	Corporate Bonds	5.70%	8/1/2035		10,206
	VIRGINIA ELECTRIC AND POWER CO	Corporate Bonds	2.95%	11/15/2051		2,516
	VIRGINIA ELECTRIC AND POWER CO	Corporate Bonds	3.80%	9/15/2047		3,827
	VIRGINIA ELECTRIC AND POWER CO	Corporate Bonds	4.60%	12/1/2048		4,292
	VIRGINIA ELECTRIC AND POWER CO	Corporate Bonds	5.70%	8/15/2053		3,939
	VISTRA OPERATIONS CO LLC	Corporate Bonds	4.60%	10/15/2030		9,996
	VISTRA OPERATIONS CO LLC	Corporate Bonds	5.70%	12/30/2034		10,322
	VISTRA OPERATIONS CO LLC	Corporate Bonds	6.95%	10/15/2033		46,802
	VISTRA OPERATIONS CO LLC	Corporate Bonds	6.00%	4/15/2034		11,576
	WARNERMEDIA HOLDINGS INC	Corporate Bonds	3.76%	3/15/2027		58,603
	WELLS FARGO & CO NEW	Corporate Bonds	3.07%	4/30/2041		2,327
	WELLS FARGO & CO NEW	Corporate Bonds	4.61%	4/25/2053		12,047
	WELLS FARGO & CO NEW	Corporate Bonds	5.01%	4/4/2051		17,363
	WELLS FARGO & CO NEW	Corporate Bonds	5.24%	1/24/2031		15,533
	WILLIAMS COS INC	Corporate Bonds	5.80%	11/15/2054		19,758
	WISCONSIN ELEC PWR CO	Corporate Bonds	5.05%	10/1/2054		9,199

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
					Total Corporate Bonds	6,329,051

	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	2.10%	2/25/2036		56,374
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.50%	9/1/2032		29,125
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.88%	9/20/2032		44,581
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	1.57%	6/30/2032		389,396
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	1.85%	1/25/2036		58,034
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	1.87%	2/8/2036		59,062
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	2.00%	2/26/2036		19,535
	GNII	U.S. Government Agencies	6.50%	11/20/2038		1,382
	GNII II	U.S. Government Agencies	4.00%	9/20/2040		1,110
	GNII II	U.S. Government Agencies	4.00%	10/20/2040		1,251
	GNII II	U.S. Government Agencies	4.50%	1/20/2040		1,290
	GNII II	U.S. Government Agencies	4.50%	2/20/2040		1,082
	GNII II	U.S. Government Agencies	4.50%	5/20/2040		68
	GNII II	U.S. Government Agencies	4.50%	7/20/2041		42,485
	GNII II	U.S. Government Agencies	4.50%	8/20/2040		2,331
	GNII II	U.S. Government Agencies	4.50%	12/20/2039		1,082
	GNII II	U.S. Government Agencies	5.00%	4/20/2041		3,191

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNII II	U.S. Government Agencies	5.00%	5/20/2041		846
	GNII II	U.S. Government Agencies	5.00%	6/20/2041		5,259
	GNII II	U.S. Government Agencies	5.00%	7/20/2041		4,744
	GNII II	U.S. Government Agencies	5.00%	10/20/2039		36,248
	GNII II	U.S. Government Agencies	2.50%	7/20/2051		112,112
	GNII II	U.S. Government Agencies	2.00%	10/20/2050		224,019
	GNII II	U.S. Government Agencies	3.00%	7/20/2045		143,358
	GNII II	U.S. Government Agencies	3.00%	9/20/2045		88,604
	GNII II	U.S. Government Agencies	3.50%	8/20/2045		135,628
	GNII II	U.S. Government Agencies	3.50%	10/20/2045		24,700
	GNII II	U.S. Government Agencies	4.00%	2/20/2044		125,741
	GNII II	U.S. Government Agencies	4.00%	1/20/2041		9,137
	GNII II	U.S. Government Agencies	4.00%	12/20/2040		13,322
	GNII II	U.S. Government Agencies	4.00%	9/20/2048		74,076
	GNII II	U.S. Government Agencies	5.50%	9/20/2053		180,411
	GNII II	U.S. Government Agencies	6.50%	5/20/2054		38,029
	GNII II	U.S. Government Agencies	6.50%	8/20/2038		3,759
	GNII II	U.S. Government Agencies	6.00%	5/20/2054		93,316
	RESOLUTION FUNDING CORP PRIN STRIP	U.S. Government Agencies	VAR	4/15/2030		12,698

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
					Total U.S. Government Agencies	2,037,386

	OK ST DFA	State and Local Obligations	4.62%	6/1/2044		14,463
	UNIV CAL REV	State and Local Obligations	2.65%	5/15/2050		13,035
					Total State and Local Obligations	27,498

	FANNIEMAE-ACES 22-M8 A2 VAR	Agency Mortgage Backed Securities	VAR	12/25/2031		52,578
	FEDERAL HOME LN MTG MLT CTF GT	Agency Mortgage Backed Securities	VAR	8/25/2050		57,119
	FEDERAL HOME LN MTG MLT CTF GT	Agency Mortgage Backed Securities	1.36%	12/25/2029		13,666
	FEDERAL HOME LN MTG MLT CTF GT	Agency Mortgage Backed Securities	2.59%	1/25/2032		68,713
	FEDERAL HOME LN MTG MLT CTF GT	Agency Mortgage Backed Securities	3.50%	7/25/2032		56,503
	FEDERAL HOME LN MTG MLT CTF GT	Agency Mortgage Backed Securities	3.78%	11/25/2032		38,856
	FEDERAL HOME LN MTG MLT CTF GT VAR	Agency Mortgage Backed Securities	1.01%	10/25/2030		18,849
	FHLG	Agency Mortgage Backed Securities	5.00%	7/1/2035		16,430
	FHLG	Agency Mortgage Backed Securities	5.00%	7/1/2035		12,862
	FHLG 10YR	Agency Mortgage Backed Securities	1.50%	5/1/2031		115,952
	FHLG 10YR	Agency Mortgage Backed Securities	1.50%	6/1/2031		17,142
	FHLG 15YR	Agency Mortgage Backed Securities	2.50%	3/1/2030		6,050
	FHLG 15YR	Agency Mortgage Backed Securities	2.50%	5/1/2030		6,296

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 15YR	Agency Mortgage Backed Securities	2.50%	7/1/2030		2,660
	FHLG 15YR	Agency Mortgage Backed Securities	2.50%	7/1/2030		1,991
	FHLG 15YR	Agency Mortgage Backed Securities	2.50%	7/1/2030		442
	FHLG 15YR	Agency Mortgage Backed Securities	2.50%	7/1/2030		607
	FHLG 15YR	Agency Mortgage Backed Securities	2.50%	8/1/2030		8,576
	FHLG 15YR	Agency Mortgage Backed Securities	2.50%	9/1/2030		8,555
	FHLG 15YR	Agency Mortgage Backed Securities	3.00%	1/1/2030		2,610
	FHLG 15YR	Agency Mortgage Backed Securities	3.00%	1/1/2030		3,452
	FHLG 15YR	Agency Mortgage Backed Securities	3.00%	8/1/2030		2,129
	FHLG 15YR	Agency Mortgage Backed Securities	3.00%	8/1/2030		1,429
	FHLG 15YR	Agency Mortgage Backed Securities	3.00%	7/1/2030		1,288
	FHLG 30YR	Agency Mortgage Backed Securities	2.50%	10/1/2051		177,625
	FHLG 30YR	Agency Mortgage Backed Securities	2.50%	12/1/2051		177,418
	FHLG 30YR	Agency Mortgage Backed Securities	3.00%	3/1/2043		12,323
	FHLG 30YR	Agency Mortgage Backed Securities	3.00%	3/1/2043		21,726
	FHLG 30YR	Agency Mortgage Backed Securities	3.00%	3/1/2043		14,953
	FHLG 30YR	Agency Mortgage Backed Securities	3.00%	8/1/2043		81,271
	FHLG 30YR	Agency Mortgage Backed Securities	3.50%	7/1/2043		22,466
	FHLG 30YR	Agency Mortgage Backed Securities	3.50%	7/1/2047		84,728

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR	Agency Mortgage Backed Securities	3.50%	8/1/2049		134,369
	FHLG 30YR	Agency Mortgage Backed Securities	3.50%	9/1/2045		3,146
	FHLG 30YR	Agency Mortgage Backed Securities	3.50%	9/1/2052		164,840
	FHLG 30YR	Agency Mortgage Backed Securities	4.00%	10/1/2045		20,412
	FHLG 30YR	Agency Mortgage Backed Securities	4.50%	2/1/2044		7,210
	FHLG 30YR	Agency Mortgage Backed Securities	4.50%	5/1/2041		6,210
	FHLG 30YR	Agency Mortgage Backed Securities	4.50%	5/1/2041		5,736
	FHLG 30YR	Agency Mortgage Backed Securities	4.50%	7/1/2044		4,477
	FHLG 30YR	Agency Mortgage Backed Securities	4.50%	9/1/2044		26,342
	FHLG 30YR	Agency Mortgage Backed Securities	4.50%	10/1/2044		1,245
	FHLG 30YR	Agency Mortgage Backed Securities	4.50%	12/1/2039		3,735
	FHLG 30YR	Agency Mortgage Backed Securities	4.50%	12/1/2043		12,868
	FHLG 30YR	Agency Mortgage Backed Securities	4.00%	2/1/2045		182,645
	FHLG 30YR	Agency Mortgage Backed Securities	4.00%	3/1/2041		84,174
	FHLG 30YR	Agency Mortgage Backed Securities	5.00%	11/1/2041		27,509
	FHLG 30YR	Agency Mortgage Backed Securities	5.00%	10/1/2041		10,442
	FHLG 30YR	Agency Mortgage Backed Securities	5.50%	1/1/2038		14,921
	FHLG 30YR	Agency Mortgage Backed Securities	5.50%	6/1/2041		6,262
	FHLG 30YR	Agency Mortgage Backed Securities	5.50%	9/1/2038		27,828

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR	Agency Mortgage Backed Securities	5.00%	4/1/2053		55,700
	FHLG 30YR	Agency Mortgage Backed Securities	6.00%	4/1/2039		10,660
	FHLG	Agency Mortgage Backed Securities	4.50%	7/1/2045		21,473
	FNMA	Agency Mortgage Backed Securities	4.50%	7/1/2040		1,754
	FNMA	Agency Mortgage Backed Securities	4.50%	7/1/2040		4,561
	FNMA	Agency Mortgage Backed Securities	4.50%	8/1/2040		17,343
	FNMA	Agency Mortgage Backed Securities	4.50%	9/1/2042		5,390
	FNMA	Agency Mortgage Backed Securities	5.50%	1/1/2033		12,169
	FNMA	Agency Mortgage Backed Securities	5.50%	1/1/2033		9,816
	FNMA	Agency Mortgage Backed Securities	5.50%	2/1/2035		642
	FNMA	Agency Mortgage Backed Securities	5.50%	7/1/2033		5,501
	FNMA	Agency Mortgage Backed Securities	5.50%	9/1/2036		23,985
	FNMA	Agency Mortgage Backed Securities	6.00%	3/1/2038		2,034
	FNMA	Agency Mortgage Backed Securities	6.00%	5/1/2038		3,896
	FNMA	Agency Mortgage Backed Securities	6.00%	10/1/2038		2,784
	FNMA 10YR	Agency Mortgage Backed Securities	1.50%	6/1/2031		28,574
	FNMA 10YR	Agency Mortgage Backed Securities	1.50%	7/1/2031		52,519
	FNMA 15YR	Agency Mortgage Backed Securities	1.50%	5/1/2037		144,103
	FNMA 15YR	Agency Mortgage Backed Securities	1.50%	9/1/2036		313,735

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	2/1/2028		2,432
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	4/1/2030		4,517
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	5/1/2030		2,128
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	6/1/2030		5,896
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	6/1/2030		4,029
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	7/1/2030		3,038
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	8/1/2030		4,796
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	8/1/2030		4,979
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	8/1/2030		5,125
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	8/1/2030		5,527
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	9/1/2030		6,674
	FNMA 15YR	Agency Mortgage Backed Securities	2.50%	9/1/2030		8,795
	FNMA 15YR	Agency Mortgage Backed Securities	2.00%	7/1/2036		16,038
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	7/1/2030		1,160
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	7/1/2030		6,414
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	8/1/2030		1,333
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	8/1/2030		483
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	9/1/2029		6,092
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	9/1/2029		5,517

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	9/1/2030		2,917
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	9/1/2030		7,039
	FNMA 15YR	Agency Mortgage Backed Securities	3.50%	2/1/2029		4,756
	FNMA 15YR	Agency Mortgage Backed Securities	3.50%	7/1/2026		2,462
	FNMA 15YR	Agency Mortgage Backed Securities	3.50%	8/1/2029		18,439
	FNMA 15YR	Agency Mortgage Backed Securities	3.50%	8/1/2030		6,264
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	4/1/2029		5,576
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	8/1/2030		1,342
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	5/1/2030		3,895
	FNMA 15YR	Agency Mortgage Backed Securities	3.00%	7/1/2030		1,902
	FNMA 15YR	Agency Mortgage Backed Securities	4.00%	5/1/2027		58
	FNMA 15YR	Agency Mortgage Backed Securities	4.00%	12/1/2026		211
	FNMA 15YR	Agency Mortgage Backed Securities	4.00%	9/1/2026		507
	FNMA	Agency Mortgage Backed Securities	3.00%	4/1/2043		18,638
	FNMA	Agency Mortgage Backed Securities	3.00%	5/1/2043		27,852
	FNMA	Agency Mortgage Backed Securities	3.00%	6/1/2043		32,793
	FNMA	Agency Mortgage Backed Securities	3.00%	3/1/2043		10,644
	FNMA 30YR	Agency Mortgage Backed Securities	1.50%	8/1/2051		191,511
	FNMA 30YR	Agency Mortgage Backed Securities	2.50%	8/1/2051		140,702

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR	Agency Mortgage Backed Securities	2.50%	11/1/2051		146,107
	FNMA 30YR	Agency Mortgage Backed Securities	2.50%	12/1/2050		235,999
	FNMA 30YR	Agency Mortgage Backed Securities	2.00%	1/1/2052		282,511
	FNMA 30YR	Agency Mortgage Backed Securities	2.00%	8/1/2051		171,389
	FNMA 30YR	Agency Mortgage Backed Securities	2.00%	8/1/2051		371,239
	FNMA 30YR	Agency Mortgage Backed Securities	2.00%	9/1/2051		222,394
	FNMA 30YR	Agency Mortgage Backed Securities	2.00%	11/1/2051		243,480
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	1/1/2043		16,620
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	1/1/2043		20,361
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	3/1/2043		23,758
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	3/1/2043		5,991
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	3/1/2043		15,324
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	3/1/2043		15,189
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	4/1/2043		19,414
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	4/1/2043		19,624
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	12/1/2042		15,932
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	12/1/2042		13,329
	FNMA 30YR	Agency Mortgage Backed Securities	3.50%	4/1/2048		34,711
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	2/1/2043		36,164

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	9/1/2046		4,430
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	10/1/2046		94,730
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	10/1/2046		10,063
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	10/1/2046		23,572
	FNMA 30YR	Agency Mortgage Backed Securities	3.00%	4/1/2043		19,093
	FNMA 30YR	Agency Mortgage Backed Securities	4.50%	9/1/2043		32,150
	FNMA 30YR	Agency Mortgage Backed Securities	4.50%	9/1/2042		18,388
	FNMA 30YR	Agency Mortgage Backed Securities	4.50%	10/1/2041		20,252
	FNMA 30YR	Agency Mortgage Backed Securities	4.50%	7/1/2041		1,268
	FNMA 30YR	Agency Mortgage Backed Securities	4.50%	8/1/2048		24,437
	FNMA 30YR	Agency Mortgage Backed Securities	4.50%	10/1/2045		22,634
	FNMA 30YR	Agency Mortgage Backed Securities	4.00%	11/1/2048		22,304
	FNMA 30YR	Agency Mortgage Backed Securities	5.50%	2/1/2053		238,621
	FNMA 30YR	Agency Mortgage Backed Securities	5.81%	6/1/2031		104,756
	FNMA 30YR	Agency Mortgage Backed Securities	5.00%	9/1/2052		85,141
	FNMA 30YR	Agency Mortgage Backed Securities	5.00%	10/1/2048		37,866
	FNMA 30YR	Agency Mortgage Backed Securities	6.00%	4/1/2040		17,260
	FNMA 30YR	Agency Mortgage Backed Securities	6.00%	6/1/2041		7,441
	FNMA 30YR	Agency Mortgage Backed Securities	6.00%	9/1/2040		1,954

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR	Agency Mortgage Backed Securities	6.50%	6/1/2054		183,410
	FNMA 30YR	Agency Mortgage Backed Securities	6.00%	8/1/2053		229,234
	FNMA 30YR	Agency Mortgage Backed Securities	6.00%	9/1/2054		24,614
	FNMA	Agency Mortgage Backed Securities	5.50%	12/1/2032		14,476
	FNMA	Agency Mortgage Backed Securities	5.50%	5/1/2033		11,661
	FNMA	Agency Mortgage Backed Securities	6.50%	5/1/2040		15,463
	GNMA	Agency Mortgage Backed Securities	4.50%	1/15/2040		2,863
	GNMA	Agency Mortgage Backed Securities	4.50%	2/15/2041		2,650
	GNMA	Agency Mortgage Backed Securities	4.50%	7/15/2040		4,594
	GNMA	Agency Mortgage Backed Securities	4.50%	10/15/2040		14,601
	GNMA	Agency Mortgage Backed Securities	4.50%	11/15/2041		11,734
	GNMA	Agency Mortgage Backed Securities	5.00%	1/15/2039		15,515
	GNMA	Agency Mortgage Backed Securities	5.00%	4/15/2039		12,454
	GNMA	Agency Mortgage Backed Securities	5.00%	5/15/2040		5,937
	GNMA	Agency Mortgage Backed Securities	5.00%	12/15/2033		4,673
	GNMA	Agency Mortgage Backed Securities	5.50%	4/15/2033		779
	GNMA	Agency Mortgage Backed Securities	6.50%	8/15/2038		3,900
	GNMA	Agency Mortgage Backed Securities	6.50%	12/15/2038		2,956
	GNMA 30YR	Agency Mortgage Backed Securities	4.50%	9/15/2033		2,188

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNMA 30YR	Agency Mortgage Backed Securities	4.00%	3/15/2041		6,552
	GNMA 30YR	Agency Mortgage Backed Securities	6.00%	2/15/2029		63
	GNMA	Agency Mortgage Backed Securities	4.00%	1/15/2041		13,831
	GNMA II	Agency Mortgage Backed Securities	4.50%	6/20/2041		7,957
	GNMA II	Agency Mortgage Backed Securities	4.50%	7/20/2041		6,618
	GNMA II	Agency Mortgage Backed Securities	5.00%	11/20/2052		57,127
					Total Agency Mortgage Backed Securities	6,492,502

	1345 TR 2025-AOA A TSFR1M+160	Asset and Other Mortgage Backed Securities	VAR	6/15/2042		20,062
	1345 TR 2025-AOA B TSFR1M+200	Asset and Other Mortgage Backed Securities	VAR	6/15/2042		20,048
	AFFIRM ASSET SECURITIZATION TR 2025-X1 A	Asset and Other Mortgage Backed Securities	5.08%	4/15/2030		35,651
	AFFIRM MASTER TRUST	Asset and Other Mortgage Backed Securities	4.45%	10/16/2034		100,353
	ALA TRUST 2025-OANA A	Asset and Other Mortgage Backed Securities	6.04%	6/15/2040		20,075
	ALA TRUST 2025-OANA B TSFR1M+184.248	Asset and Other Mortgage Backed Securities	VAR	6/15/2040		15,037
	ANGEL OAK MORTGAGE TRUST 2023-6	Asset and Other Mortgage Backed Securities	6.50%	12/25/2067		55,990
	ANGEL OAK MTG TR 2025-5	Asset and Other Mortgage Backed Securities	5.57%	4/25/2070		65,488
	AOA TRUST 2025-1301 A	Asset and Other Mortgage Backed Securities	5.23%	8/11/2042		15,198
	ARES TR 2025-IND3 A TSFR1M+150	Asset and Other Mortgage Backed Securities	VAR	4/15/2042		61,038
	AT&T REIGN II MULTI-PROPERTY LEASE-BACKED	Asset and Other Mortgage Backed Securities	6.08%	12/15/2044		35,349

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AUTONATION FINANCE TRUST 2025-1	Asset and Other Mortgage Backed Securities	4.62%	11/13/2029		10,092
	BAY 2025-LIVN MORTGAGE TRUST TSFR1M+180	Asset and Other Mortgage Backed Securities	VAR	5/15/2035		30,021
	BBCMS MORTGAGE TRUST 2023-C21	Asset and Other Mortgage Backed Securities	6.00%	9/15/2056		13,464
	BBCMS MTG TR 2023-C19	Asset and Other Mortgage Backed Securities	5.75%	4/15/2056		101,421
	BBCMS MTG TR 2023-C22 A4 VAR	Asset and Other Mortgage Backed Securities	VAR	11/15/2056		65,776
	BFLD COML MTG TR 2024-UNIV A TSFR1M+149.2	Asset and Other Mortgage Backed Securities	VAR	11/15/2041		10,006
	BFLD COML MTG TR 2024-UNIV B TSFR1M+184.2	Asset and Other Mortgage Backed Securities	VAR	11/15/2041		15,023
	BFLD TRUST 2025-EWEST B TSFR1M+190	Asset and Other Mortgage Backed Securities	VAR	6/15/2042		10,000
	BMO 2024-5C8 A3 MORTGAGE TRUST VAR	Asset and Other Mortgage Backed Securities	VAR	12/15/2057		20,833
	BMO 2025-5C9 AS MTG TR VAR	Asset and Other Mortgage Backed Securities	VAR	4/15/2058		13,422
	BMW VECHILE OWNER TRUST 2023-A	Asset and Other Mortgage Backed Securities	5.47%	2/25/2028		14,518
	BPR TR 2024-PMDW A VAR	Asset and Other Mortgage Backed Securities	VAR	11/5/2041		30,715
	BRAVO RESIDENTIAL FDG TR 2025-NQM2 A1 VAR	Asset and Other Mortgage Backed Securities	VAR	11/25/2064		126,474
	BROOKFIELD 2024-MF23 A TSFR1M+149.177	Asset and Other Mortgage Backed Securities	VAR	6/15/2041		100,156
	CAPITAL ONE MULTI-ASST EXEC TR	Asset and Other Mortgage Backed Securities	1.39%	7/15/2030		32,033
	CARMAX AUTO OWNER TRUST 2024-1	Asset and Other Mortgage Backed Securities	4.92%	10/16/2028		24,348
	CHASE 25-3 VAR	Asset and Other Mortgage Backed Securities	VAR	2/25/2056		20,654
	CHASE HOME LENDING MORTGAGE TRUST 2019-AT	Asset and Other Mortgage Backed Securities	VAR	7/25/2049		11,015
	CHASE HOME LENDING MORTGAGE TRUST 2025-8	Asset and Other Mortgage Backed Securities	VAR	6/25/2056		30,783

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CHASE HOME LENDING MTG TR 2025-11 A11 SOF	Asset and Other Mortgage Backed Securities	VAR	2/25/2056		43,490
	CHESAPEAKE FUNDING II LLC	Asset and Other Mortgage Backed Securities	6.16%	10/15/2035		35,885
	CIM TRUST 2019-INV3 SOFR30A+111.448	Asset and Other Mortgage Backed Securities	VAR	8/25/2049		31,017
	COLLEGE AVE STUDENT LOANS 2021-C LLC	Asset and Other Mortgage Backed Securities	2.32%	7/26/2055		50,387
	CONE TR 2024-DFW1 A TSFR1M+164.173	Asset and Other Mortgage Backed Securities	VAR	8/15/2041		39,938
	CROSS 2025-H8 A1A MTG TR	Asset and Other Mortgage Backed Securities	5.00%	11/25/2070		96,750
	DBGS 2024-SBL A TSFR1M+188.21	Asset and Other Mortgage Backed Securities	VAR	8/15/2034		60,000
	DELL EQUIP FIN TR 2025-1	Asset and Other Mortgage Backed Securities	4.68%	7/22/2027		100,352
	EFMT 2025-INV2	Asset and Other Mortgage Backed Securities	5.39%	5/26/2070		93,653
	ENTERPRISE FLEET FING 2022-3 LLC	Asset and Other Mortgage Backed Securities	4.29%	7/20/2029		50,076
	ENTERPRISE FLEET FING 2023-2 LLC	Asset and Other Mortgage Backed Securities	5.56%	4/22/2030		59,612
	FEDERAL NAT MTG ASN GTD REM PA	Asset and Other Mortgage Backed Securities	2.15%	4/25/2032		57,386
	FEDERAL NAT MTG ASN GTD REM PA	Asset and Other Mortgage Backed Securities	5.50%	5/25/2045		22,617
	FEDERAL NAT MTG ASN GTD REM PA SOFR30A+59	Asset and Other Mortgage Backed Securities	2.04%	12/25/2040		167
	FLAGSTAR MORTGAGE TRUST 2019-1 TSFR1M+106	Asset and Other Mortgage Backed Securities	VAR	10/25/2049		24,198
	FNR 2023-36 AO	Asset and Other Mortgage Backed Securities	VAR	8/25/2050		54,047
	FRESB 2019-SB60 MTG TR A10H CSTR	Asset and Other Mortgage Backed Securities	VAR	1/25/2039		57,844
	GCAT 2021-NQM7 TR	Asset and Other Mortgage Backed Securities	1.89%	8/25/2066		48,986
	GREATAMERICA LEASING RECEIVABLES FUNDING	Asset and Other Mortgage Backed Securities	5.28%	3/15/2027		25,388

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GS MTG SECS CORP TR 2024-RVR A VAR	Asset and Other Mortgage Backed Securities	VAR	8/10/2041		60,975
	HOMES 2023-NQM2 A1 TRUST	Asset and Other Mortgage Backed Securities	6.46%	2/25/2068		64,146
	HYUNDAI AUTO RECEIVABLES TRUST 2023-B	Asset and Other Mortgage Backed Securities	5.48%	4/17/2028		16,916
	INV 2024-IND A TSFR1M+174.19	Asset and Other Mortgage Backed Securities	VAR	11/15/2041		9,925
	JP MORGAN CHASE COMMERCIAL MORTGAGE SECUR	Asset and Other Mortgage Backed Securities	VAR	11/9/2039		20,204
	JP MORGAN MORTGAGE TRUST 2019-7	Asset and Other Mortgage Backed Securities	2.61%	2/25/2050		7,749
	JP MORGAN MORTGAGE TRUST 2019-INV2 TSFR1M	Asset and Other Mortgage Backed Securities	VAR	2/25/2050		19,270
	JP MORGAN MORTGAGE TRUST 2019-INV3 TSFR1M	Asset and Other Mortgage Backed Securities	VAR	5/25/2050		17,081
	JP MORGAN MORTGAGE TRUST 2020-8 A11 VAR 0	Asset and Other Mortgage Backed Securities	VAR	3/25/2051		47,500
	JP MORGAN MORTGAGE TRUST 2020-LTV1 TSFR1M	Asset and Other Mortgage Backed Securities	VAR	6/25/2050		1,002
	MARINER FINANCE ISSUANCE TRUST 2021-A 1.8	Asset and Other Mortgage Backed Securities	6.00%	8/25/2054		9,533
	JP MORGAN MORTGAGE TRUST 2025-VIS3	Asset and Other Mortgage Backed Securities	5.06%	2/25/2066		148,139
	MARINER FINANCE ISSUANCE TRUST 2021-A	Asset and Other Mortgage Backed Securities	1.86%	3/20/2036		98,455
	MILL CITY MORTGAGE LOAN TRUST 2023-NQM2	Asset and Other Mortgage Backed Securities	VAR	12/25/2067		93,038
	MORGAN STANLEY CAP I TR 2024-NSTB A VAR	Asset and Other Mortgage Backed Securities	VAR	9/24/2057		18,401
	MORGAN STANLEY RESIDENTIAL MTG LN TR 2025	Asset and Other Mortgage Backed Securities	5.56%	3/25/2070		95,203
	MTLRF 2025-1A	Asset and Other Mortgage Backed Securities	4.70%	12/16/2027		7,034
	NAVIENT PRIVATE ED LN TR 2015-A	Asset and Other Mortgage Backed Securities	3.50%	12/15/2044		98,451
	NAVIENT PRIVATE ED REFI LN TR 2019-C A2 3	Asset and Other Mortgage Backed Securities	3.13%	2/15/2068		10,611

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	NAVIENT PRIVATE EDUCATION REFI LOAN TRUST	Asset and Other Mortgage Backed Securities	0.97%	12/16/2069		38,661
	NAVIENT PRIVATE EDUCATION REFI LOAN TRUST	Asset and Other Mortgage Backed Securities	0.84%	5/15/2069		21,056
	NCMF TR 2025-MFS A VAR	Asset and Other Mortgage Backed Securities	VAR	6/10/2033		30,115
	NCMF TR 2025-MFS B VAR	Asset and Other Mortgage Backed Securities	VAR	6/10/2033		21,216
	NELNET STUDENT LN TR 2025-CA A1A	Asset and Other Mortgage Backed Securities	4.67%	6/22/2065		180,985
	OBX 2021-NQM1 TR 21-J1 A1	Asset and Other Mortgage Backed Securities	2.50%	5/25/2051		57,854
	PENN COMMERCIAL MORTGAGE TRUST 2025-P11 A	Asset and Other Mortgage Backed Securities	VAR	8/10/2042		10,252
	PFS FINANCING CORP 25-B A	Asset and Other Mortgage Backed Securities	4.85%	2/15/2030		101,808
	PFS FINANCING CORP	Asset and Other Mortgage Backed Securities	5.34%	4/15/2029		101,741
	POINT BROADBAND FDG LLC 2025-1A A2	Asset and Other Mortgage Backed Securities	5.34%	7/20/2055		25,190
	PORSCHE FINL AUTO SECURITIZATION TR 2023	Asset and Other Mortgage Backed Securities	5.79%	1/22/2029		43,012
	PRM5 TR 2025-PRM5 VAR	Asset and Other Mortgage Backed Securities	VAR	3/10/2033		32,993
	QTS ISSUER ABS II LLC	Asset and Other Mortgage Backed Securities	5.04%	10/5/2055		39,682
	SARM 04-13 2A1 TSFR1M+41.448	Asset and Other Mortgage Backed Securities	VAR	9/25/2034		12,231
	SCLP 2025-1	Asset and Other Mortgage Backed Securities	4.80%	2/27/2034		45,428
	SMB PRIVATE ED LN TR 2021-C TSFR1M+91.448	Asset and Other Mortgage Backed Securities	VAR	1/15/2053		50,869
	SMB PRIVATE EDUCATION LOAN TRUST 2022-C	Asset and Other Mortgage Backed Securities	4.48%	5/16/2050		50,117
	SOFI PERS LN TR 2024-1A A	Asset and Other Mortgage Backed Securities	6.06%	2/12/2031		25,681
	SOFI PROFESSIONAL LN PROGRAM 2020-B TR	Asset and Other Mortgage Backed Securities	2.17%	5/15/2046		55,895

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	SOFI PROFESSIONAL LOAN PROGRAM 2019-B LLC	Asset and Other Mortgage Backed Securities	3.09%	8/17/2048		13,225
	SOFI PROFESSIONAL LOAN PROGRAM 2020-C TRU	Asset and Other Mortgage Backed Securities	1.95%	2/15/2046		20,770
	TEXAS ELECTRIC MARKET STABILIZATION FUNDI	Asset and Other Mortgage Backed Securities	4.27%	8/1/2036		110,947
	VEGAS TRUST 2024-TI A	Asset and Other Mortgage Backed Securities	5.52%	11/10/2039		20,273
	WBRK 2025-WBRK A MTG TR	Asset and Other Mortgage Backed Securities	5.87%	3/5/2035		31,179
	WELLS FARGO COMMERCIAL MORTGAGE TRUST 201	Asset and Other Mortgage Backed Securities	VAR	6/15/2036		37,572
	WEST TRUST 2025-ROSE VAR	Asset and Other Mortgage Backed Securities	VAR	4/10/2035		25,406
	WESTLAKE AUTOMOBILE RECEIVABLES TRUST 202	Asset and Other Mortgage Backed Securities	4.58%	6/15/2029		18,167
					Total Asset and Other Mortgage Backed Securities	4,142,794

	BRITISH COLUMBIA PROVINCE CDA	Non U.S. Government	4.75%	6/12/2034		102,316
	MEXICO UNITED MEXICAN STATES	Non U.S. Government	4.50%	4/22/2029		135,827
	MEXICO UNITED MEXICAN STATES	Non U.S. Government	4.75%	3/8/2044		24,705
	MEXICO UNITED MEXICAN STATES	Non U.S. Government	5.55%	1/21/2045		27,810
	REPUBLIC OF INDONESIA	Non U.S. Government	2.15%	7/28/2031		62,125
	REPUBLIC OF INDONESIA	Non U.S. Government	2.85%	2/14/2030		113,520
	REPUBLIC OF INDONESIA	Non U.S. Government	4.10%	4/24/2028		40,065
	REPUBLIC OF ROMANIA	Non U.S. Government	7.13%	1/17/2033		108,761
					Total Non-U.S. Government Funds	615,129

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

	AMAZON.COM IN	Common Stock		2,589,339
	CHIPOTLE MEXICAN GRILL INC	Common Stock		2,338,030
	COSTAR GROUP INC	Common Stock		2,271,636
	COUPANG INC A	Common Stock		3,278,892
	DISNEY (WALT) CO	Common Stock		3,179,530
	DOORDASH INC	Common Stock		3,978,121
	GRAB HOLDINGS LTD CL A	Common Stock		3,161,544
	LIVE NATION ENTERTAINMENT INC	Common Stock		3,055,058
	LUMENTUM HOLDINGS INC	Common Stock		2,904,489
	MERCADOLIBRE INC	Common Stock		1,982,032
	MONDAY.COM LTD	Common Stock		2,567,544
	Q2 HOLDINGS INC	Common Stock		3,597,898
	ROKU INC CLASS A	Common Stock		2,406,200
	SHOPIFY INC CL A	Common Stock		2,400,385
	TKO GROUP HOLDINGS INC	Common Stock		3,732,113
	UBER TECHNOLOGIES INC	Common Stock		3,349,456
	VARONIS SYSTEMS INC	Common Stock		3,184,847
	WARNER BROS DISCOVERY INC	Common Stock		3,124,088

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	WINGSTOP INC	Common Stock				2,600,256
	SPOTIFY TECHNOLOGY SA	Common Stock				3,733,965
					Total Common Stocks	59,435,423

	UNITED STATES TREASURY BOND	U.S. Treasuries	1.13%	5/15/2040		317,246
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.13%	8/15/2040		288,902
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.25%	5/15/2050		294,383
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.38%	8/15/2050		9,834
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.00%	2/15/2050		307,740
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.00%	11/15/2044		73,469
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.13%	8/15/2044		894,829
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.50%	11/15/2054		377
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.63%	11/15/2055		191,724
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.63%	11/15/2044		9,799
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.75%	5/15/2055		1,965
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.75%	8/15/2055		156,317
	UNITED STATES TREASURY BOND	U.S. Treasuries	5.00%	5/15/2045		92,391
	UST NOTES	U.S. Treasuries	3.38%	11/30/2027		94,818
	UST NOTES	U.S. Treasuries	3.50%	9/30/2027		903,176

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UST NOTES	U.S. Treasuries	3.50%	10/15/2028		2,133,928
	UST NOTES	U.S. Treasuries	3.50%	10/31/2027		647,152
	UST NOTES	U.S. Treasuries	3.63%	9/30/2030		1,812,962
	UST NOTES	U.S. Treasuries	3.63%	10/31/2030		31,865
	UST NOTES	U.S. Treasuries	3.75%	10/31/2032		75,157
	UST NOTES	U.S. Treasuries	3.88%	8/31/2032		859,744
	UST NOTES	U.S. Treasuries	4.25%	5/15/2035		351,890
	UST NOTES	U.S. Treasuries	4.25%	8/15/2035		154,100
	UST NOTES	U.S. Treasuries	4.25%	11/15/2034		291,026
	UST NOTES	U.S. Treasuries	4.75%	2/15/2045		84,568
	UST NOTES	U.S. Treasuries	4.00%	7/31/2032		20,105
	UST NOTES	U.S. Treasuries	4.00%	11/15/2035		295,687
					Total U.S. Treasuries	10,395,154

	SELF DIRECTED BROKERAGE	OTHER				89,316,104

	Assets (Held at End of Year)					2,772,011,688
	* Represents Party in Interest

Schedule of Assets Held as of December 31, 2025
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
**Cost information is not required for participant-directed investments and therefore is not included.

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Deloitte & Touche LLP

E-1

Signatures

Pursuant to the requirements of the Securities Act of 1934, the DXC Technology Company Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DXC Technology Matched Asset Plan

Dated: May 21, 2026	By:	/s/ Ceyhun Cetin
	Name:	Ceyhun Cetin
	Title:	Vice President and Treasurer
Chairman, DXC Technology Company Employee Benefits Fiduciary Committee

S 1